Swayze Inc.

Financial Statements
For the Period from October 17, 2024 (Inception) to December 31, 2024

Legal Entity: Delaware C-Corporation

Incorporation Date: October 17, 2024

Preparation: Management-prepared, Unaudited

Basis of Accounting: Accrual (per QuickBooks).

Currency: U.S. Dollars (USD)

Included Statements: Profit & Loss, Balance Sheet, Statement of Cash Flows, Statement of Changes in Stockholders' Equity

Prepared by: Phi Long Bui, Co-Founder & CEO

Date: October 22nd, 2025

Balance Sheet 2024 Swayze Inc.

Swayze Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Mercury Checking (8487) - 1	49,387.00
Total for Bank Accounts	**$49,387.00**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$49,387.00**
Fixed Assets	
Other Assets	
Startup & organizational costs	613.00
Total for Other Assets	**$613.00**
Total for Assets	**$50,000.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
SAFE Liability	50,000.00
Total for Other Current Liabilities	**$50,000.00**
Total for Current Liabilities	**$50,000.00**
Long-term Liabilities	
Total for Liabilities	**$50,000.00**
Equity	
Retained Earnings	
Net Income	
Total for Equity	
Total for Liabilities and Equity	**$50,000.00**

Profit and Loss

Swayze Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	
Expenses	
Net Operating Income	
Other Income	
Other Expenses	
Net Other Income	
Net Income	

Statement of Cash Flows

Swayze Inc.

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
SAFE Liability	50,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$50,000.00**
Net cash provided by operating activities	**$50,000.00**
INVESTING ACTIVITIES	
Startup & organizational costs	-613.00
Net cash provided by investing activities	**-$613.00**
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	**$49,387.00**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$49,387.00**

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2024

Account	Common Stock ($)	Additional Paid-In Capital ($)	SAFE Notes ($)	Retained Earnings (Deficit)	Total Stockholders' Equity ($)
Balance at Incorporation (Oct 17, 2024)	–	–	–	–	–
Founders' Issuance (10,000,000 shares @ $0.000001)	10	–	–	–	10
SAFE Investment (Interplay Fund I LP – Sept 2024)	–	–	50,000	–	50,000
Net Income (Loss)	–	–	–	0	0
Balance as of Dec 31, 2024	10	–	50,000	0	50,010

Note: Swayze Inc. was incorporated in Delaware on October 17, 2024. During FY2024, the company issued 10,000,000 common shares at a par value of $0.000001 per share, for a total stated capital of $10. In September 2024, Interplay Incubator Fund I LP invested $50,000 under a Simple Agreement for Future Equity (SAFE) with a 6% equity right. The company had no operations, revenues, or expenses during FY2024.

Notes to the Financial Statements (Footnotes)

1. Nature of Business — Swayze Inc. operates a nano-influencer marketing platform that enables brick-and-mortar businesses to drive discovery and user-generated content by offering perks to customers who share Instagram Stories about their experience.

2. Reporting Period & Basis — These statements cover the period from incorporation (October 17, 2024) through December 31, 2024 and are prepared on an accrual basis consistent with QuickBooks settings. Amounts are presented in U.S. Dollars (USD).

3. Incorporation & Capitalization — The Company was incorporated in Delaware on October 17, 2024 and authorized 10,000,000 shares of common stock with a par value of $0.000001 per share. During FY2024, 10,000,000 common shares were issued to founders and early contributors (stated capital $10).

4. SAFE Financing — On or about September 16, 2024, Interplay Incubator Fund I LP invested $50,000 via a Simple Agreement for Future Equity (SAFE) with a 6% equity right. For presentation, the SAFE is shown in a separate column within the Statement of Changes in Stockholders' Equity and as an Other Current Liability on the Balance Sheet.

5. Activity in FY2024 — Cash receipts relate solely to SAFE proceeds. The Company recorded no revenues and no operating expenses during the reporting period. Any immaterial organizational costs are disclosed separately if applicable.

6. Taxes — No provision for income taxes has been recorded for 2024 as the Company had no taxable income. Any required filings will be completed based on management's determinations with tax advisors.

7. Subsequent Events — After December 31, 2024, the Company commenced operating activities and entered into additional financing agreements in 2025. Those activities are not reflected herein and will appear in FY2025 financials.

8. Management Responsibility — These statements were prepared by management and have not been reviewed or audited by an independent CPA.

9. Going Concern — The Company has incurred no revenue and is dependent on external financing to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year of the issuance date. Management plans to raise additional capital (including a Regulation Crowdfunding campaign) and commence revenue-generating operations in 2025.

Management Certification. These financial statements are management-prepared and unaudited. To the best of my knowledge and belief, they fairly present the Company's financial information for the period from October 17, 2024 (inception) through December 31, 2024, in all material respects for crowdfunding disclosure purposes.

Phi Long Bui, Co-Founder & CEO

Date: October 22nd, 2025

